
SEC MAIL
RECEIVED
PROCESSING
AUG 3 0 2010
WASH, D.C.
193
SECTION



SECURIT [illegible] MISSION

10031960

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER

8-25324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RJJ PASADENA SECURITIES, INC.**

OFFICIAL USE ONLY
8425
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 S. Fair Oaks Ave Suite 125
(No. and Street)

South Pasadena	**California**	**91030**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shapour Javadizadeh — **626-792-1244** (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein & Company, CPA's
(Name - *if individual, state last, first, middle name*)

655 N. Central Ave. 17th Floor	**Glendale**	**California**	**91203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Nusheen Javadizadeh**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

RJJ Pasadena Securities, Inc., as

of **June 30**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California County of Los Angeles
Subscribed and sworn to (or affirmed)
Before me on this 25 day of Aug, 2010, by Nusheen Javadizadeh
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

(Seal)


THOMAS RAMIREZ II
Commission # 1738360
Notary Public - California
Los Angeles County
My Comm. Expires Apr 13, 2011

Notary Public

Signature

Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (;) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RJJ PASADENA SECURITIES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2010

TABLE OF CONTENTS

Stein & Company

Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants
655 N. Central Ave. 17th Floor
Glendale, CA 91203

Member of the California Society of Certified Public Accountants
Phone: (818) 649-8350
Cell: (818) 634-2276

INDEPENDENT AUDITORS' REPORT

To the Stockholders
RJJ Pasadena Securities, Inc.
South Pasadena, California

We have audited the accompanying balance sheet of RJJ Pasadena Securities, Inc. as of June 30, 2010 and the related statements of income, stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RJJ Pasadena Securities, Inc. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Glendale, California
August 4, 2010

RJJ PASADENA SECURITIES, INC.
BALANCE SHEET
JUNE 30, 2010

ASSETS

Current assets:		
Cash	$	329,139
Commissions receivable		30,372
Total current assets		359,511
Deposits		3,948
Total assets	$	363,459

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities -		
Accounts payable	$	275,117
Stockholders' equity		
Common stock, no par value, 200 shares authorized and issued, 100 shares outstanding		100,000
Accumulated deficit		(11,658)
Total stockholders' equity		88,342
Total liabilities and stockholders' equity	$	363,459

See accompanying notes and independent auditors' report.

RJJ PASADENA SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2010

Revenues:	
Commission income	$ 565,119
Expenses:	
Office salaries	264,920
Officer salaries	83,000
Insurance	80,382
Rent	50,891
Office expenses	29,713
Payroll taxes	22,565
Telephone	8,319
Taxes, licenses and regulatory fees	6,904
Advertising and promotion	4,864
Travel and entertainment	4,749
Auto expenses	4,595
Commissions	2,233
Other operating expenses	708
Total operating expenses	563,843
Income from operations	1,276
Income taxes	800
Net income	$ 476

See accompanying notes and independent auditors' report.

RJJ PASADENA SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2010

	Common Stock; 10,000 shares authorized		Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount		
Balance, July 1, 2009	10,000	$ 100,000	$ (12,134)	$ 87,866
Net income for the year ended June 30, 2010			476	476
Balance, June 30, 2010	10,000	$ 100,000	$ (11,658)	$ 88,342

See accompanying notes and independent auditors' report.

RJJ PASADENA SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED JUNE 30, 2010

Cash flows provided by (used for) operating activities:		
Net income		$ 476
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
(Increase) decrease in assets:		
Receivables from brokers and dealers	(137)	
Increase (decrease) in liabilities:		
Accounts payable	(2,468)	
Accrued salary and expenses	83,000	
Net cash provided by operating activities		80,395
Increase in cash		80,871
Cash-beginning of year		248,268
Cash-end of year		$ 329,139

See accompanying notes and independent auditors' report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Activity

RJJ Pasadena Securities, Inc. (the Company) provides investment advisory services for its clients. The Company is a registered broker-dealer as a member of FINRA (Financial Industry Regulatory Authority). All investments are maintained by a brokerage company and the Company does not own any of the funds it invests on behalf of its clients. The Company receives its revenues in the form of commissions from the brokerage house. Most of the Company's clients are located in the Southern California area.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The company maintains its accounting records on the accrual basis of accounting. Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date.

Income Taxes

Deferred income taxes are recognized using the asset and liability method by applying income tax rates to cumulative temporary differences based on when and how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for income tax rate changes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2010, the Company had net capital of $78,160 which exceeded its requirement by $28,160.

A computation of reserve requirements and information relating to possession and control are not applicable to RJJ Pasadena Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (II).

2. LEASE COMMITTMENTS

The Company leases its offices under an operating agreement that expires in December 2012. The lease is subject to annual increases and contains an option to renew for an additional five years. Total rent expense for the year ended June 30, 2010 amounted to $50,891.

Minimum lease payments under the lease are as follows:

Year ending June 30,	
2010	$ 50,970
2011	52,488
2012	26,622
	$ 130,080

3. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan retirement plan (the Plan) covering substantially all employees ages 21 or older. Each year, the Company may elect to make a discretionary match of 25% of each employee's compensation, subject to legal limits. The Company's contributions are vested immediately. Employees may typically start receiving benefits at the age of 55. The Company reserves the right to terminate the Plan at any time, at which point all of the contributions made to the Plan would become 100% vested.

No contributions were made by the Company for the year ended June 30, 2010.

4. INCOME TAXES

There are no significant temporary differences between the tax and book basis of accounting used.

The provision for income taxes consists of the following:

Federal:			
	Current	$	-
	Deferred		-
			-
State:			
	Current		800
	Deferred		-
			800
		$	800

5. SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year ended June 30, 2010 for income taxes amounted to $800.

RJJ PASADENA SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15C3-1
YEAR ENDED JUNE 30, 2010

CREDITS			
Shareholders' equity			88,342
DEBITS			
Non allowable assets			
Haircuts on securities	6,234		
Deposits	3,948		
TOTAL DEBITS			10,182
NET CAPITAL		$	78,160
6-2/3% of aggregate indebtedness in the amount of $1,126 or $50,000, whichever is greater		$	50,000
EXCESS NET CAPITAL		$	28,160
AGGREGATE INDEBTEDNESS			
Accounts payable and accrued expenses			275,117
TOTAL AGGREGATE INDEBTEDNESS		$	275,117
Ratio of Aggregate Indebtedness to Net Capital			3.52 :1.0

See accompanying notes and independent auditors' report.

RJJ PASADENA SECURITIES, INC.
RECONCILATION OF NET CAPITAL
YEAR ENDED JUNE 30, 2010

Net capital per FOCUS report, part II	$	88,342
Audit adjustments		0
Net Capital	$	88,342

See accompanying notes and independent auditors' report.

SIPC-7 (32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (32-REV 6/10)

For the fiscal year ended June 30, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025324 FINRA JUN
RJJ PASADENA SECURITIES INC
625 FAIR OAKS AVE STE 125
SOUTH PASADENA CA 91030-2688

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 744

B. Less payment made with SIPC-6 filed (exclude interest) (683)

Jan 31, 2010
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 61

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 61

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RJJ Pasadena Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 23 day of August, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 01, 20 10 and ending June 30, 2010

Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 297,613
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	0
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	0
2d. SIPC Net Operating Revenues	$ 297,613
2e. General Assessment @ .0025	$ 744 (to page 1 but not less than $150 minimum)

DESIGNATION OF ACCOUNTANT
Sec Rule 17a-5(f)(2)

(i) **Broker/Dealer**

Firm Name: RJJ Pasadena Securities, Inc.

Address: 625 S. Fair Oaks Ave Suite 125
South Pasadena, CA 91030

Telephone Number: 626-792-1244

SEC Registration Number: 8-25324

CRD Registration Number: 8425

(ii) **Accounting Firm:**

Name: Stein & Company

Address: 655 N. Central Ave., 17th Floor, Glendale CA 91203

Telephone: 818-649-8350

Accountant' Registration Number: ______

(iii) **Audit date covered by the Agreement:**

Month: June **Day:** 30 **Year:** 2010

The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

[X] is for the annual audit only for the fiscal year ending 2010 *

[ ] is of a continuing nature providing for successive annual audits

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the law of his place or residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place and residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in 17a-5(f)(1), NASD Regulation may deem the audit of the broker-dealer to no have been filed.

(By Firm's FINOP or President)

Signature: [signature]

Name: Nusheen Javadizadeh

Title: Principal

Date: 7/30/10

Stein & Company

Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants *Member of the California Society of Certified Public Accountants*

655 N. Central Ave. 17th Floor
Glendale, CA 91203

Phone: (818) 649-8350
Cell: (818) 634-2276

Board of Directors
RJJ Pasadena Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of RJJ Pasadena Securities, Inc. for the year ended June 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Cameron, Murphy & Spangler, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exempt provisions of Rule 15c3-3. Because Cameron, Murphy & Spangler, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.